Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Enerplus Resources Fund ("Enerplus" or the "Fund")
Suite 3000, 333 -7th Avenue S.W.
Calgary, Alberta  T2P 2Z1

2.	Date of Material Change:

September 30, 2010

3.	News Release:

A news release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CNW Group on September 30, 2010 and would have been received by the securities commissions where Enerplus is a "reporting issuer" and the stock exchanges on which the securities of Enerplus are listed and posted for trading.

4.	Summary of Material Change:

Enerplus announced the proposed conversion of Enerplus from an income trust to a corporation and will seek unitholder approval for the conversion at a special meeting of unitholders to be held on December 9, 2010. Subject to receipt of all required unitholder, stock exchange, Alberta Court of Queen's Bench and any other required third party approvals, Enerplus expects the conversion will become effective January 1, 2011.

5.	Full Description of Material Change:

5.1           Full Description of Material Change

Enerplus announced the proposed conversion of Enerplus from an income trust to a corporation and will seek unitholder approval for the conversion at a special meeting of unitholders to be held on December 9, 2010. Subject to receipt of all required unitholder, stock exchange, Alberta Court of Queen's Bench and any other required third party approvals, Enerplus expects the conversion will become effective January 1, 2011. The record date for this meeting is October 25, 2010. A management information circular and proxy statement outlining the details of the conversion will be mailed in early November to all unitholders as of the record date in advance of the December 9, 2010 meeting date. To be implemented, the conversion must be approved by not less than two-thirds of the votes cast by unitholders at the special meeting.

Enerplus is proposing this conversion as a result of certain changes in Canadian federal tax legislation specifically related to income trusts. While conversion to a corporation will not impact the underlying oil and gas operations of Enerplus, it is expected to simplify the underlying structure and remove uncertainty for Enerplus that exists in the income trust marketplace today. The new entity will be named “Enerplus Corporation”.

Under the conversion, Enerplus trust unitholders would exchange each trust unit they hold for one common share of Enerplus Corporation. Holders of exchangeable limited partnership units of Enerplus' subsidiary, Enerplus Exchangeable Limited Partnership ("EELP Exchangeable Units"), would receive 0.425 of a common share of Enerplus Corporation for each EELP Exchangeable Unit, which is the same exchange ratio for which EELP Exchangeable Units may currently be exchanged into Enerplus Resources Fund trust units.

Enerplus expects to continue trading on both the Toronto Stock Exchange and the New York Stock Exchange following the completion of the corporate conversion and intends to maintain its “ERF” ticker symbols. The conversion will not trigger or accelerate any payments under compensation plans or employment agreements for the employees, executive or directors of Enerplus.

Enerplus expects the transaction to be considered a tax deferred exchange for Canadian trust unitholders. Holders of EELP Exchangeable Units would be able to elect to have the transaction effected in a tax-deferred manner.  For U.S. investors, the exchange should qualify as a tax deferred reorganization and as such no gain or loss would be recognized. This information is not intended to be, and should not be construed as tax advice and investors in both Canada and the U.S. should consult with financial advisors, legal counsel or accountants regarding the tax consequences of the exchange and any subsequent dividend payments received from Enerplus Corporation post conversion.

Enerplus intends that, following the conversion, Enerplus Corporation would continue to pay dividends on a monthly basis. At this time, Enerplus anticipates that it will maintain the monthly dividend payment at the same rate of CDN$0.18 per common share per month, however the actual amount of future dividends may vary depending upon, among other things, commodity prices, production volumes, capital spending and costs and cannot provide any assurances with regard to future dividend payments. Enerplus will utilize its available tax pools to mitigate its Canadian cash tax obligations and does not expect to incur cash taxes in Canada for three to five years after conversion.

Enerplus also intends to continue to offer a monthly distribution reinvestment plan for eligible Canadian shareholders with respect to the payment of any dividends by Enerplus Corporation following the conversion. Assuming the conversion is approved, Enerplus plans to make this program available to U.S. residents later in 2011.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, contact David A. McCoy, Vice President, General Counsel & Corporate Secretary of EnerMark Inc., the administrator of the Fund, by telephone at (403) 298-2200.

9.	Date of Report:

October 1, 2010

FORWARD-LOOKING INFORMATION AND STATEMENTS

This material change report contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", “guidance”, "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", “budget”, "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this material change report contains forward-looking information pertaining to the following: the conversion of Enerplus to a corporation and the timing and tax effects thereof; the payment and amounts of future dividends and the availability of a dividend reinvestment plan; the amount of tax pools and time at which Canadian income taxes may be paid; and the listing of the shares of Enerplus Corporation on certain stock exchanges.

The forward-looking information contained in this material change report reflects several material factors and expectations and assumptions of the Fund including, without limitation: the receipt of all necessary unitholder, Court, stock exchange and other third party approvals; the continuance of existing (and in certain circumstances, the implementation of proposed) tax regimes; and the availability of cash to pay dividends following the conversion from a trust to a corporation. The Fund believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this material change report is not a guarantee of future conditions or performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: failure to receive all necessary unitholder, Court, stock exchange and other third party approvals; changes in tax laws; changes in commodity prices and acquisition and disposition activity that may affect the amount of tax pools and the time at which income taxes may be payable; insufficient cash to pay dividends; and certain other risks detailed from time to time in the Fund's public disclosure documents.

The forward-looking information contained in this material change report speak only as of the date of this material change report, and none of Enerplus or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.